

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2019

Jason Gorevic
Chief Executive Officer
Teladoc Health, Inc.
2 Manhattanville Road
Suite 300
Purchase, NY 10577

> **Re: Teladoc Health, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 27, 2019**
> **File No. 001-37477**

Dear Mr. Gorevic:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Telecommunications

cc: Adam Vandervoort